November 21, 2016

<u>VIA EDGAR</u>
William Mastrianna,
Attorney-Adviser,
AD Office 11 – Telecommunications
U.S. Securities and Exchange Commission
Washington, D.C.

     Re: **Nitro Holdings, Inc.**
                Offering Statement on Form 1-A
                Filed October 26, 2016
                File No. 024-10628

Dear Mr. Mastrianna:

On behalf of Nitro Holdings, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Friday November 25, 2016, or as soon as practicable.

In making this request, Nitro Holdings, Inc. acknowledges that:

- The State of Illinois has advised that it is prepared to qualify the offering.
- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Nitro Holdings, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
- Nitro Holdings, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at (773) - 495 – 4302 or by e-mail at nar612@gmail.com.

Sincerely,

By: Nar Ramkissoon
Its: Chief Executive Officer
/s/ Nar Ramkissoon